X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 NOV 14 A 8:19

DELIVERED BY MAIL

[redacted]

07027896

November 7, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following filings for X-Cal Resources Ltd:

- Financial Statements dated September 30, 2007
- Management Discussion and Analysis for the period ended September 30, 2007
- Form 52-109F2 Certification of Interim Filings, CEO
- Form 52-109F2 Certification of Interim Filings, CFO

Sincerely,

X-CAL RESOURCES LTD.

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Sharon MacLellan

dw 11/14

cw/
encl

X-Cal Resources Ltd.

INTERIM FINANCIAL STATEMENTS
(Unaudited)
For the period ended September 30, 2007

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of X-Cal Resources Ltd. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee, which is comprised entirely of non-management directors.

These consolidated financial statements have not been audited by Smythe Ratcliffe LLP, Chartered Accountants.

"Shawn Kennedy"

Shawn Kennedy
President

Vancouver, British Columbia
October 17, 2007

X-Cal Resources Ltd.
Consolidated Balance Sheets

		September 30, 2007 (unaudited)		March 31, 2007 (audited)
Assets				
Current				
Cash and term deposits	$	590,458	$	1,867,650
Receivables and prepayments		430,821		139,605
		1,021,279		2,007,255
Prepaid insurance (Note 4)		1,824,098		1,948,918
Reclamation bond – commutation account (Note 4)		3,672,177		3,684,527
Environmental bonds		35,978		39,869
Mineral property interests (Note 5)		29,586,936		27,085,433
Property and equipment (Note 6)		76,709		82,857
		35,195,898		32,841,604
	$	36,217,177	$	34,848,859
Liabilities				
Current				
Accounts payables and accrued liabilities	$	214,029	$	446,928
Reclamation and environmental obligation (Note 7)		937,562		882,860
		1,151,591		1,329,788
Shareholders' Equity				
Capital stock (Note 8)		47,747,747		47,234,247
Contributed surplus (Note 8)		3,311,764		3,169,750
Deficit		(15,993,925)		(16,884,926)
		35,065,586		33,519,071
	$	36,217,177	$	34,848,859

Commitments (Note 11)
Subsequent Events (Note 12)

(See accompanying notes to the consolidated financial statements)

On behalf of board:

"Shawn Kennedy" — Shawn Kennedy, Director

"John Arnold" — John Arnold, Director

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit (unaudited)

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Six Months Ended September 30, 2007	Six Months Ended September 30, 2006
General and administrative expenses				
Accounting and audit	$ **4,700**	$ 12,340	$ **17,200**	$ 57,278
Amortization	**6,199**	5,894	**12,100**	12,968
Equipment commissioning & testing	**-**	-	**50,000**	-
Insurance	**70,998**	17,080	**145,607**	35,712
Investor relations	**16,984**	9,312	**45,849**	19,608
Legal	**360**	18,126	**20,194**	81,550
Office and other	**9,567**	8,831	**19,159**	36,142
Regulatory fees	**7,465**	20,440	**21,736**	55,047
Rent	**9,582**	14,852	**16,129**	28,625
Salaries, consultants' and directors' fees	**27,208**	131,847	**71,527**	400,791
Shareholder communications	**47,823**	41,717	**62,690**	57,256
Stock-based compensation (Note 8)	**-**	3,913	**142,014**	436,679
Telecommunications	**-**	6,335	**1,705**	16,705
Travel	**7,230**	42,204	**59,265**	77,011
	208,116	332,891	**685,175**	1,315,372
Loss before other items	**(208,116)**	(332,891)	**(685,175)**	(1,315,372)
Other				
Accretion expense	**(27,351)**	-	**(54,702)**	-
Foreign exchange gain (loss)	**(47,903)**	24,209	**(43,330)**	(125,092)
Gain on sale of property and equipment	**-**	14,777	**-**	24,991
Interest and other income	**39,012**	32,016	**82,468**	41,753
Sale of Mineral Property Interest	**-**	-	**1,591,740**	-
	(36,242)	71,002	**1,576,176**	(58,348)
Net income (loss)	**(244,358)**	(261,889)	**891,001**	(1,373,720)
Deficit, beginning of period	**(15,749,567)**	(15,859,438)	**(16,884,926)**	(14,747,607)
Deficit, end of period	$ **(15,993,925)**	$ (16,121,327)	$ **(15,993,925)**	$ (16,121,327)
Income (loss) per share	$ **(0.002)**	$ (0.002)	$ **0.007**	$ (0.012)
Weighted average number of common shares outstanding	**125,163,826**	121,048,298	**124,660,843**	109,476,878

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited)

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Six Months Ended September 30, 2007	Six Months Ended September 30, 2006
Cash derived from (applied to)				
Operating				
Net income (loss)	$ **(244,358)**	$ (261,889)	$ **891,001**	$ (1,373,720)
Stock-based compensation	**-**	3,914	**142,014**	436,679
Amortization	**6,199**	5,894	**12,100**	12,968
Accretion expense	**27,351**	-	**54,702**	-
Changes in non-cash working capital				
Receivables and prepayments, accounts payables and accrued liabilities	**(306,984)**	(195,843)	**(524,116)**	100,168
	(517,792)	(447,924)	**575,701**	(823,905)
Financing				
Shares issued for cash, net of issuance costs	**-**	1,120,000	**150,000**	10,098,315
Investing				
Mineral property acquisition	**(157,725)**	-	**(157,725)**	(5,000,000)
Mineral property expenditures	**(655,769)**	(676,571)	**(2,189,216)**	(989,253)
Purchase of property and equipment	**(5,952)**	3,555	**344,048**	(30,232)
	(819,446)	(673,016)	**(2,002,893)**	(6,019,485)
Net increase (decrease) in cash	**(1,337,238)**	(940)	**(1,277,192)**	3,254,925
Cash and term deposits				
Beginning of period	**1,927,696**	4,545,135	**1,867,650**	1,289,270
End of period	$ **590,458**	$ 4,544,195	$ **590,458**	$ 4,544,195
Non-cash investing and financing activities				
Stock-based compensation capitalized in mineral property interests	$ **-**	$ -	$ **-**	$ 118,400
Property acquisition	$ **-**	$ -	$ **13,500**	$ 3,200,000
Reclamation and environmental obligation capitalized in mineral property interest	$ **-**	$ -	$ **-**	$ 563,778

(See accompanying notes to consolidated financial statements)

1. Description of Business and Nature of Operations

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, develop metallurgical processes, and construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the Company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) using the following significant accounting policies and are expressed in Canadian dollars.

a) Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary, and its 100% interest in New Sleeper Gold LLC.

b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include rates for amortization, accretion expense on reclamation and environmental obligations, impairment of mineral property interests, estimated balances of accounts payable and accrued liabilities, valuation allowance for future tax assets, and estimates used in the calculation of stock-based compensation expense. While management believes the estimates are reasonable, actual results could differ from those estimates.

c) Revenue recognition

Interest income is accrued as earned on the term deposits at the stated rate over the term to maturity. The Company recognizes income on the sale of assets in accordance with sales agreements.

2. Summary of Significant Accounting Policies (cont'd)

d) Translation of foreign currencies

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and revenue and expenses are translated at average rates of exchange for the period. Translation gains and losses are included in the results of operations for the period.

e) Cash and term deposits

The Company considers cash to include cash and short-term investments readily convertible into cash.

f) Mineral property interests

Mineral property interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired by the Company under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

When properties are sold by the Company under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

These properties are assessed for impairment by comparing the carrying value against the fair value. Fair value is based primarily on values of recent transactions involving sales of similar properties.

g) Reclamation and environmental costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

h) Property and equipment

Property and equipment are recorded at cost less accumulated amortization. All property and equipment is amortized on the straight-line method over five years.

2. Summary of Significant Accounting Policies (cont'd)

i) Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

j) Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees, and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

k) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assumed. The amount of future income tax asset is limited to the amount of the benefit that is more likely than not to be realized.

l) Income (loss) per share

Income (loss) per share is determined by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the average market price during the period. No exercise or conversion is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

m) Financial instruments

(i) Fair value

The carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximates its fair value as it earns interest at market rates.

(ii) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

2. Summary of Significant Accounting Policies (cont'd)

m) Financial instruments (cont'd)

(iii) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

(iv) Derivatives

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

3. Change in Accounting Policies

Effective April 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

a) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as other financial statements. Since the Company does not have any comprehensive income to report for the reporting period, no additional statement is reported in the financial statements.

b) Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out the criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial statements within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

Financial assets and liabilities are recognized when the Company becomes party to the contract creating the item. Any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to April 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are to be classified into one of the following five categories; held for trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

3. Change in Accounting Policies (cont'd)

b) Financial Instruments – Recognition and Measurement (Section 3855) (cont'd)

i. Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.
ii. Available for sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.
iii. Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period that they arise.
iv. All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of the hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has the following financial instruments:

i. Derivatives

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

c) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

4. Prepaid Insurance and Reclamation Bond – Commutation Account

In 2004, New Sleeper Gold LLC entered into an insurance-backed financial assurance program including a mine reclamation policy and a pollution legal liability policy for the Sleeper Gold Project. As part of the policy, New Sleeper Gold LLC paid an insurance premium and put funds in a commutation account used to reimburse reclamation costs and indemnity claims paid by New Sleeper Gold LLC.

The insurance policy covers reclamation costs in the event New Sleeper Gold LLC defaults on payment of its reclamation costs up to an aggregate of US $25 million. The insurance premium is being amortized over ten years and the prepaid insurance balance at September 30, 2007 is $1,824,098 (2006 - $1,948,918). The commutation account earns interest at an annual effective rate equal to the one-year constant maturity treasury rate prevailing on the first day of each anniversary year. The balance in the commutation account at September 30, 2007 was $3,672,177 (2006 - $3,684,527).

5. Mineral Property Interests

Nevada, USA:		September 30, 2007		September 30, 2006
Sleeper Gold Project	$	26,697,740	$	21,895,333
Mill Claims		2,462,194		2,442,148
Reese River		406,760		108,011
Spring Valley		20,242		14,172
	$	29,586,936	$	24,459,664

5. Mineral Property Interests (cont'd)

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the 50% interest of a joint venture partner.

In January 2004, the Company purchased the interest of the former joint venture partner, Kinross Gold Corporation, and formed a new joint venture (New Sleeper Gold LLC) with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:

    i) US $4,000,000 to exercise the option to purchase the Kinross Gold interest in the properties;

    ii) US $8,000,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5,300,000 was expended by March 31, 2004; the remaining US $2,700,000 was released subsequently and made available for exploration and general operating purposes; and

    iii) the balance of US $8,000,000 for exploration and general operating purposes.

The Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture on May 16, 2006 by a cash payment of $5,000,000 and the issue of 10,000,000 shares of its common stock at a market value of $0.32 per share, representing an aggregate of $8,200,000 paid to New Sleeper Gold Corporation. The Company now owns 100% of New Sleeper Gold LLC.

In December 2006, the Company acquired title to previously leased mineral claims (part of the Sleeper Gold Project) for US $750,000 (US $150,000 on closing) plus 250,000 shares (50,000 on closing). Payment can be made as four equal payments over four years or accelerated at the Company's discretion. The mineral claims are lodged as security against future payments. At the date of this report, the remaining balance to complete this buyout is $450,000 and 150,000 common shares of X-Cal.

Mill Claims

The Mill Creek Gold Property is owned 100% by the Company. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. A US $1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by the Company on the Mill Creek Gold Property.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property, which has resulted in approval of a Plan of Operations Permit.

5. Mineral Property Interests (cont'd)

Reese River

The Company has entered into a formal agreement with Placer Dome to jointly explore three claim blocks, in the Reese River Pediment, totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has carried out a US $200,000 drilling program developed by both parties. The Company's expenditures for the above work exceeds the minimum required, and within the time allotted under the agreement. Placer Dome's interest (now owned by Barrick Gold) has now reverted to a 2% net returns royalty.

Spring Valley

The Company has staked 38 claims totaling 760 acres located in the Spring Valley area, Pershing County, Nevada.

6. Property and Equipment

September 30, 2007		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	109,697	$	60,914	$	48,783
Office equipment		114,080		86,632		27,448
Leasehold improvements		18,650		18,172		478
	$	242,427	$	165,718	$	76,709

September 30, 2006		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	109,697	$	48,175	$	61,522
Office equipment		102,935		76,830		26,105
Leasehold improvements		18,650		17,498		1,152
	$	231,282	$	142,503	$	88,779

7. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs.

As at September 30, 2007, the following information was assumed in measuring the reclamation and environmental obligation:

Undiscounted amount required	$	4,676,739
Expected timing of payments		2008 – 2053
Average credit-adjusted risk-free rate		11.00%
Inflation factor		2.0%

The commutation account (Note 4), is used to reimburse reclamation costs and indemnity claims paid by the Company.

7. Reclamation and Environmental Obligations (cont'd)

The following table presents the reconciliation of the liability for the asset retirement obligation.

		2007
Balance, beginning of year	$	882,860
Accretion expense		54,702
Payments made		-
	$	937,562

8. Capital Stock and Contributed Surplus

(a) *Authorized:*
Unlimited common shares without par value.

(b) Issued:

	Shares		Amount		Contributed Surplus
Balance, March 31, 2007	123,685,255	$	47,234,247	$	3,169,750
Stock-based compensation – options granted	-		-		142,014
Issued for cash	428,571		150,000		-
Equipment acquisition	1,000,000		350,000		-
Property acquisition	50,000		13,500		-
Balance, June 30, 2007	125,163,826	$	47,747,747	$	3,311,764
Balance, September 30, 2007	125,163,826	$	47,747,747	$	3,311,764

(c) Stock options

The Company has a 10% rolling stock option plan under which directors, officers and other key employees and consultants to the Company and its subsidiary may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate. Options issued under the plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

Summary of stock option activity for the 6 months ended:

	September 30, 2007		September 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	8,960,000	$ 0.36	6,015,000	$ 0.45
Granted	750,000	$ 0.35	2,620,000	$ 0.35
Expired/cancelled	(210,000)	$ 0.34	-	-
Outstanding, end of period	9,500,000	$ 0.36	8,635,000	$ 0.42

8. Capital Stock and Contributed Surplus (cont'd)

As at September 30, 2007, the Company had stock options outstanding and exercisable, enabling the holders to acquire shares as follows:

Number of Shares	Exercise Price	Expiry Date
215,000	$ 0.50	December 13, 2007
200,000	$ 0.45	April 1, 2008
175,000	$ 0.35	December 1, 2008
1,325,000	$ 0.33	February 16, 2009
875,000	$ 0.35	May 31, 2009
20,000	$ 0.35	July 28, 2009
640,000	$ 0.50	December 13, 2009
150,000	$ 0.35	March 23, 2010
750,000	$ 0.35	June 12, 2010
1,100,000	$ 0.33	February 16, 2011
1,800,000	$ 0.35	May 31, 2011
2,250,000	$ 0.35	March 23, 2012
9,500,000		

(d) Warrants

Summary of share warrant activity:

	2007		2006	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of period	Nil	-	Nil	-
Expired	-	-	-	-
Outstanding, end of period	Nil		Nil	

8. Capital Stock and Contributed Surplus (cont'd)

(e) Stock-based compensation

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following assumptions for the periods ended September 30, 2007 and 2006:

	2007	2006
Risk-free rate of return	4.74%	4.22%
Expected dividend yield	-	-
Expected stock price volatility	79%	81.05%
Expected option life in years	3	4.3

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

During the 6 months ended September 30, 2007, the compensation cost of stock options granted was $142,014, all of which was expensed. Stock-based compensation was attributable to consultants.

During the 6 months ended September 30, 2006, the compensation cost of stock options granted was $555,078, of which $436,678 was expensed and $118,400 was capitalized to mineral properties. Stock-based compensation was attributable to *directors* - *$385,787*, *employees and consultants* - $169,291.

9. Related Party Transactions

The Company paid legal fees and expenses of $16,652 (2006 - $19,643) to a law firm in which a director of the Company is a partner.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Segmented Information

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable with those geographic areas are as follows:

	2007	2006
Net income (loss)		
Canada	$ 1,316,502	$ (1,178,433)
USA	(425,501)	(195,287)
	$ 891,001	$ (1,373,720)
Assets		
Canada	$ 750,604	$ 4,632,974
USA	35,465,573	30,356,101
	$ 36,217,177	$ 34,989,075

11. Commitments

(a) Office leases

The Company leases office space in Vancouver and Nevada. The lease agreement for office space in Vancouver expires in July 2009 and requires the Company to pay $25,632 annually as its share of base rent plus operating costs. The lease agreement for office space in Nevada expires in November 2008 and requires the Company to pay $18,000 annually as its share of base rent.

(b) Management agreements

The Company has a five-year employment agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased but not decreased. The remuneration for the President is $160,000 per annum. The contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of that contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

12. Subsequent Events

X-Cal is in the process of updating the reclamation cost estimate for the Sleeper Project with the US Bureau of Land Management. This review is mandated every three years. Management feels that the surety bond currently in-place will likely address the revised cost estimate. The revised reclamation cost estimates are to be submitted for review in January 2008.

A private placement notice has been filed with the TSX. Subscriptions are in progress, but the outcome can not yet be determined by management.

There are no further materially reportable events.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
For the six months ended September 30, 2007 and the year ended March 31, 2007

	Six months ended September 30, 2007					Year ended March 31, 2007				
	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total
Mineral acquisitions and exploration expenditures, beginning of year	$ 24,246,537	$ 2,448,315	$ 376,100	$ 14,481	$ 27,085,433	$ 17,717,872	$ 2,403,651	$ 37,227	$ -	$ 20,158,750
Acquisition and holding costs incurred										
Property acquisitions	171,225	-	-	-	171,225	8,384,920	-	-	-	$ 8,384,920
	$ 171,225	$ -	$ -	$ -	$ 171,225	$ 8,384,920	$ -	$ -	$ -	$ 8,384,920
Exploration Expenditures										-
Consulting	84,259	163	387	163	84,972	449,418	23,144	7,813	125	480,500
Geology, including consultant	32,759	-	-	-	32,759	1,648	-	6,421	-	8,069
Drilling & Assaying	1,289,276	-	-	-	1,289,276	1,326,912	-	217,553	-	1,544,465
Field expenses	383,438	5,145	21,137	5,430	415,150	243,018	14,226	60,780	135	318,159
Insurance	45,724	-	-	-	45,724	91,852	-	-	-	91,852
Licenses, fees & claim fees	31,246	38	155	40	31,479	203,435	5,756	44,184	14,172	267,547
Reclamation	2,890	-	-	-	2,890	807	-	-	-	807
Stock-based compensation	-	-	-	-	-	132,474	-	-	-	132,474
Office, wages, prof fees & travel expenses	410,386	8,533	8,981	128	428,028	995,513	1,538	2,122	49	999,222
	$ 2,279,978	$ 13,879	$ 30,660	$ 5,761	$ 2,330,278	$ 3,445,077	$ 44,664	$ 338,873	$ 14,481	$ 3,843,095
Option payments received										-
Mineral property interests written off - acquisition	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mineral exploration expenditures and interests before other costs (recoveries)	$ 26,697,740	$ 2,462,194	$ 406,760	$ 20,242	$ 29,586,936	$ 29,547,869	$ 2,448,315	$ 376,100	$ 14,481	$ 32,386,765
Prepaid reclamation obligation insurance	-	-	-	-	-	(1,948,918)	-	-	-	(1,948,918)
Funds held by insurer for reclamation obligation	-	-	-	-	-	(3,664,527)	-	-	-	(3,664,527)
Deferred environmental cost	-	-	-	-	-	(41,881)	-	-	-	(41,881)
Acquisition/Joint Venture adjustment	-	-	-	-	-	373,994	-	-	-	373,994
Mineral interests, end of period	$ 26,697,740	$ 2,462,194	$ 406,760	$ 20,242	$ 29,586,936	$ 24,246,537	$ 2,448,315	$ 376,100	$ 14,481	$ 27,085,433

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

MANAGEMENT DISCUSSION AND ANALYSIS

(for the six months ended September 30, 2007)

This interim Management Discussion and Analysis ("MD&A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the second quarter ending September 30, 2007 with those of the corresponding quarter of 2006. It is also an update to the Company's annual MD&A for the year ended March 31, 2007 and should be read in conjunction with the audited and unaudited Consolidated Financial Statements and related notes for all relevant periods, copies of which are filed on the SEDAR website: www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of October 17, 2007.

All references to "2007" refer to the six months ended September 30, 2007, and all references to "2006" refer to the Six months ended September 30, 2006, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper Gold, Mill Creek, and WR Spring Valley properties in Nevada, USA. Under the terms of an agreement with Placer Dome US (a subsidiary of Barrick Gold) the Company has acquired a fourth Nevada gold property, the Reese River Pediment project.

The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

The gold industry must replace its reserves regularly. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop its gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River and WR Spring Valley Area Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates of the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Sleeper Gold Property

Note: All references to years, 2007 – 2006 – 2005, refer to work programs carried out within the calendar year.

The Sleeper Gold Property includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.66 million ounces of gold and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced an extensive database for current exploration targeting and continuing studies.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper Gold Project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer, in return for providing initial funding to the New Sleeper Gold LLC joint venture (the "Sleeper Joint Venture") (50% X-Cal/50% New Sleeper Gold Corporation). A National Instrument 43-101-compliant technical report was submitted by each party. The technical reports are available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000. The Sleeper Joint Venture company treasury was independent of both companies and was managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation.

X-Cal acquired the 50% interest from New Sleeper Gold Corporation (now Reunion Gold Corporation) in the Sleeper Joint Venture on May 16, 2006. The Company paid $5,000,000 CDN and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached. The Company now owns 100% of New Sleeper Gold LLC.

Title of the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to X-Cal concurrent with a buy out agreement between the Company and York Mines. The buyout was initiated with a payment to York Mines consisting of US $150,000 and 50,000 common shares. To complete the buyout, a further US $600,000 and 200,000 common shares of X-Cal was required. Payment can be made as four equal payments over four years, or accelerated at the Company's discretion. At the date of this report, the remaining balance to complete this buyout is $450,000 and 150,000 common shares of X-Cal.

The exploration program for the years 2004 through early 2006 included drilling of 82,240 feet of core and reverse circulation drilling in 2004, and 22,524 feet of core and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and substantially completed late in the two year program. The results of the studies established a better definition of exploration targets.

The Company assembled a panel of professionals to review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the independent panel members, Dr. Richard

Sillitoe and Dr. Jeffrey Hedenquist, provided the Company with their expert views in the form of: "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist (December, 2005) and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe (January, 2006). These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project.

A detailed NI-43-101 Technical Report (March 2006) authored by Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Winthrop A. Rowe, M.Sc.,C.P.G. reviewed all previous work on the property. The report established the basis for determination of drill target areas.

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquist's report was not filed on SEDAR but can be found in its entirety at the Company's website www.x-cal.com.

A combination of definition and exploration drilling is ongoing at Sleeper.

From August 2006 to November 2006 ten reverse-circulation (RC) drill holes totaling 10,805 feet were completed in the Range Front Target. This is a structural zone that is +3 miles in length, located parallel and to the east of the Sleeper Mine Site.

In December 2006 drilling moved to the Facilities area. This is a mineralized zone east of the previously mined pit under the now reclaimed AMAX mill and crusher location. During 2006 two RC holes were completed for 1,460 feet and two core holes were drilled totaling 1,405 feet.

From January to the end of March 2007 twenty-one RC holes totaling 12,865 feet and two core holes totaling 1,330 feet were completed in the Facilities Area. From the end of March 2007 to the end of June 2007, twenty-seven RC holes totaling 17,165 feet and 5 core holes totaling 2,768 feet were completed in the Facilities Area.

A recent break-through in geologic understanding has significant implications for the modeling of and possible future mining of the Facilities Area. Detailed examination of core indicates a low-angle stratigraphic unit that appears to control mineralization. This was not recognized previously in the reverse-circulation (chip type) drilling. Gold and silver values can be placed within the stratigraphic layer on repeated assay data cross-sections. The strata can be projected east, up-dip to the range front break and located there on the surface. The western projection passes underneath the mine pit, through significant areas of no data.

There is much work to be done, but the tonnage and low strip ratio implications for the Facilities Area are encouraging. Other target areas may be re-drilled in light of the new interpretation.
Readers are further encouraged to view the Company's news releases which include plan maps and assay results available on the X-Cal Resources Ltd. website at www.x-cal.com and on the SEDAR website at www.sedar.com.

The West Wood Breccia area is a zone of hydrothermal brecciation and veining located immediately southwest of the main open pit at the Sleeper Mine. Previous work outlined a mineralized area approximately 800 feet (250 meters) long and 320 feet (100 meters) wide. Earlier high-grade intercepts at West Wood can be reviewed in the NI-43-101 Technical Report for the property available at www.x-cal.com or on SEDAR. Highlight assays are contained in the 2007 X-Cal Annual Report. At West Wood drilling is in-filling the zone of mineralization and expanding it, both to the south and west. From January to the end of March 2007 two core holes totaling 1,691 feet and one RC for 1,560 feet were completed. From the end of March 2007 to the end of June 2007 two RC holes totaling 2,621 feet and 4 core holes totaling 4,352 feet were completed in the West Wood Breccia Area.

An indication of a possible deeper zone located directly underneath the known high-grade mineralization will also continue to be tested (see March 8, 2007 press release).

The NW target is located north-west of the pit, approximately 1,500 meters north of West Wood. It is one of the areas where exploration with the objective of a breakthrough new discovery is in progress. The January 2006 paper "Exploration Potential of the Sleeper Project" by Dr. Richard Sillitoe describes this and five other priority exploration targets.

Current drilling in the NW area has encountered a silicified sulphide breccia. In the period from January to the end of March 2007 four core holes totaling 4,228 feet were completed in the NW area. From a geological perspective the hydrothermal alteration is apparent and encouraging. Drill testing of this area will continue.

X-Cal is preparing a bulk sample from the above ground heap materials for column leach tests, as part of the overall program for the mineralization located east of the mine site in the Heaps and Facilities areas.

An access road has been completed on Pads #1 and #2. A sampling trench has been dug into each pad. Samples from these trenches have been submitted to an independent metallurgical testing facility for initial evaluation. An autumn 2007 sonic drill program will gather an addition of 20,000 lbs of material from Pads #1, 2, 3 & 4.

The mine scale exploration targets described by Sillitoe will be tested in series (NW, then SW, etc). The program is operating efficiently and can be accelerated.

Drilling, engineering and report preparation will continue throughout 2007 with the goals of defining base resource for the project and making a breakthrough exploration discovery.

The Company has completed the sale of a 1% Net Smelter Production Royalty on the Sleeper Gold Property to the Ken Snyder Gold Syndicate for US $1,500,000.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets have been adequately tested in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements and detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target should have 2 to 4 drill fences to test the target concepts.

The Company is committed to the success of the Sleeper Gold Project. We see the potential of the Sleeper Gold District for new economic discoveries as described in Dr. Sillitoe's paper. A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $5 million. (See Outlook – Exploration Expenditures below).

Mill Creek/Goat Window Gold Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek Gold Property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects, are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-

Cortez-Eureka Trend. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Gold Property.

Richard Redfern, M.Sc., a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report on the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of this early stage gold project which is available on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property which has resulted in approval of a Plan of Operations Permit. The permit will facilitate the testing of the targets described in the technical report. X-Cal will consider joint venture partners for funding of continued work on this property.

Reese River/Horse Mountain Window Property

The Company entered into a formal agreement with Placer Dome US (a subsidiary of Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims was transferred from Placer Dome to the Company. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. This deadline was extended, by Placer Dome, to March 16, 2007. Under the terms of the agreement, Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceed the minimum required, and within the time allotted, under the agreement. Placer Dome did not make the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net smelter return royalty.

A NI-43-101 Technical Report Titled "A Technical Report on the Reese River/Horse Mountain Project, November 14, 2006" was completed and filed.

During 2006 a gravity survey was completed and a total of 64 new gravity stations were surveyed. The gravity survey indicates a complex structural setting composed of three major structural zones. Geologic mapping supports the zones with correlating mapped faults and major lithologic boundaries. An up-thrown block is interpreted at the zones' intersection with the associated gravity high being potentially the result of lower plate carbonates. The structures and the lower plate are both exploration targets.

A core hole was completed to a depth of 1915 feet in December 2006. Results from this drilling are currently being reviewed and compiled to aid in continued evaluation of the property.

Drill permits and bonding are in place.

Spring Valley Area (WR Claims)

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder will retain in a 1% Net Smelter Return interest in the claims.

SUMMARY

The Sleeper Gold Project is the primary focus of the Company.

The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Gold Projects are both well located and documented projects situated over favorable lower plate windows in the Cortez Area of Nevada. X-Cal will seek joint venture partners for these properties.

The WR Spring Valley Project is a grass roots exploration project.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's financial information for the periods ended September 30, 2007 and 2006.

		6 months Ended September 30, 2007		6 months Ended September 30, 2006
Total revenue excluding foreign exchange	$	1,621,506	$	66,744
Net income (loss) for the period	$	891,001	$	(1,373,720)
Income (loss) per share	$	0.007	$	(0.012)
Cash and term deposits	$	590,458	$	4,544,195
Total assets	$	36,217,177	$	34,989,075
Total liabilities	$	1,151,591	$	1,314,761
Total shareholders' equity	$	35,065,586	$	33,674,314
Cash dividends per share	$	Nil	$	Nil

During the 6 months ended September 30, 2007, the Company recorded net income of $891,001 or $0.007 per common share (2006 – loss $1,373,720 or $0.012 per common share). This net income includes the sale of a 1% Net Smelter Production Royalty on the Sleeper Gold Property to Dr. Snyder's Gold Syndicate for US $1,500,000.

Interest income earned during the 6 months ended September 30, 2007 was $82,468 (2006 – $41,753).

During the 6 months ended September 30, 2007, the Company and Omineca Gold Ltd. reached an agreement for Omineca to deliver a new core drill and related equipment to the Sleeper Gold Property, located in Nevada and also make a private placement into the Company in return for common shares at $0.35 per share. The estimated value of the drill and related equipment is $350,000. Omineca's private placement into the Company was $150,000. The total transaction was valued at $500,000 in return for 1,428,571 common shares of the Company. A principal of Omineca is also a Company insider.

Also during the same 6 month period, the drill was subsequently sold for $350,000 on a vendor take back arrangement with a term of 15 months and an 8% interest rate. Total interest and principal payments expected after 15 months is $368,342. X-Cal retains a 2 year "first-call" on the drill which will be operated by Black Hawk Drilling Inc. for X-Cal.

The following table outlines general and administrative expenditures attributable directly to the Company and not capitalized in any property for the 6 months ended September 30, 2007 and 2006.

	6 Months Ended	
	September 30 2007	September 30 2006
Accounting and audit	$ 17,200	$ 57,278
Amortization	12,100	12,968
Equipment commissioning & testing	50,000	-
Insurance	145,607	35,712
Investor relations	45,849	19,608
Legal	20,194	81,550
Office and other	19,159	36,142
Regulatory fees	21,736	55,047
Rent	16,129	28,625
Salaries, consultants' & directors' fees	71,527	400,791
Shareholder communications	62,690	57,256
Stock-based compensation	142,014	436,679
Telecommunications	1,705	16,705
Travel	59,265	77,011
	685,175	1,315,372

General and administrative expenses for the 6 months ended September 30, 2007 were $685,175 (2006 - $1,315,372). The Company recorded an overall decrease in costs due to stock based compensation $142,014 (2006 - $436,679) and salaries, consoltants' & directors' fees 142,014 (2006 - $436,679). The decrease in Salaries, consultants' & directors' fees is largely due to the increase in capitalization of the Vancouver administration office and the bonus in the 2006 period. The increase in insurance expense is due to the amortization of the prepaid insurance policy which was not recorded in the same period of the previous year.

For the six months ended September 30, 2007, X-Cal recorded income per share of $0.007 (2006 – loss of $0.012 per share) based on a weighted average number of shares outstanding of 124,660,843 (2006 – 109,476,878). Actual shares outstanding as at September 30, 2007 were 125,163,826 (2006 – 123,635,255) representing income per share of $0.007 (2006 – loss per share of $0.011).

For the three months ended September 30, 2007, X-Cal recorded an unrealized foreign exchange loss of $47,903 (2006 – gain $24,209).

Other differences between the amounts incurred in 2007 and 2006 reflect normal variances in business activities from year to year.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's fiscal years (fiscal year ended March 31) as indicated.

2008	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$43,455	$39,012			
Net income (loss)	$1,135,359	($244,358)			
Income (loss) per share	$0.009	($0.002)			

2007	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$10,792	$32,016	$47,466	148,449	238,723
Net income (loss)	($1,111,831)	($261,889)	($239,827)	($523,772)	($2,137,319)
Income (loss) per share	($0.013)	($0.002)	($0.002)	($0.003)	($0.02)

2006	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$33,326	$23,632	$35,143	$15,038	$107,139
Net income (loss)	($234,993)	($379,324)	($278,389)	($638,366)	($1,531,072)
Income (loss) per share	($0.003)	($0.005)	($0.004)	($0.008)	($0.02)

2005	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$45,099	$47,523	$82,837	$3,267	$178,726
Net income (loss)	($48,972)	($558,961)	($641,670)	($538,939)	($1,788,542)
Income (loss) per share	($0.001)	($0.007)	($0.008)	($0.007)	($0.02)

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized, our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred exploration costs when management concludes that there has been an impairment in the carrying value of a mineral property, or the property is abandoned, (ii) the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

Liquidity and Capital Resources

As at September 30, 2007, the Company had cash and short-term investments of $590,458 (2006 -$4,544,195).

As at September 30, 2007, the Company had a working capital balance of $807,250 (2006 – $4,429,981). The decrease in working capital reflects the increase in expenditures in mineral exploration.

During the 6 months ended September 30, 2007 the Company issued 428,571 common shares for gross proceeds of $150,000 (2006 – 37,500,000 shares for $10,640,000) in private placements, issued an additional 50,000 shares at a deemed value of $13,500 for property acquisition purposes (2006 – 10,000,000 shares for a deemed value of $3,200,000), and issued an additional 1,000,000 shares at a deemed value of $350,000 for equipment acquisition purposes (2006 – Nil); no common shares were issued for the exercise of options (2006 – Nil) so the Company received no proceeds in 2007 (2006 – Nil); and the Company had no shares issued for the exercise of warrants and accordingly received no proceeds (2006 – Nil).

Exploration and property costs during the six months ended September 30, 2007 were $2,330,278 (2006 – $1,785,876). Of that amount $2,279,978 (2006 – $1,662,423) was incurred on the Sleeper Gold property. Additionally, $13,879 (2006 – $38,497) was spent on the Mill Creek Property. The Company further incurred $30,660 (2006 – $70,784) on the Reese River Property. Additionally, the Company incurred $5,761 for the WR, Spring Valley Area Claims (2006 – $14,172).

Commitments

Office Lease

The Company leases office space in Vancouver and Nevada. The lease agreement for office space in Vancouver expires in July 2009 and requires the Company to pay $25,632 annually as its share of base rent plus operating costs. The lease agreement for office space in Nevada expires in November 2008 and requires the Company to pay $18,000 annually as its share of base rent.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1st of each year, when such remuneration may be increased, but not decreased. The remuneration for the President is $160,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of that contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

Related Party Transactions

The Company paid legal fees and expenses of $16,652 (2006 - $19,643) to a law firm in which a director of the Company is a partner.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Consolidated Financial Statements, September 30, 2007 and 2006, available on SEDAR @ www.sedar.com.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary and its 100% interest in New Sleeper Gold LLC.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or

is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Stock-Based Compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees, and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

Financial Instruments

The Company has various financial instruments including cash, deposits, receivables, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

(a) Fair value

The carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximates its fair value as it earns interest at market rates.

(b) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(c) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

(d) Derivatives

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

Change in Accounting Policies

Effective April 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

- Comprehensive Income - Section 1530 (See Note 3 of the financial statements for details of this policy)
- Financial Instruments - Section 3855 (See Note 3 of the financial statements for details of this policy)
- Hedging - Section 3865 (See Note 3 of the financial statements for details of this policy)

Outlook

Exploration Expenditures

The gold production industry continues to face the need for reserve replacement. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture, New Sleeper Gold LLC (50% X-Cal/50% New Sleeper Gold Corporation) generated a large volume of new data which has been incorporated into the overall picture at Sleeper.

X-Cal successfully acquired the 50% interest that New Sleeper Gold Corporation held in the Sleeper Joint Venture. The Company is now solely responsible for continued exploration of the property and has assembled an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company budgeted $1.3 million for implementation of its exploration program. The Company is continuing to seek to raise additional financing to fund the recommendations in the NI-43-101 Technical Report (March 2006).

The Mill Creek Gold Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies.

As part of forward planning for the Mill Creek Property, X-Cal has received approval of a Plan of Operations permit, which will allow for comprehensive drill testing of the property. The Plan of Operations will facilitate continued exploration in the future.

The Reese River agreement between the Company and Placer Dome US (a subsidiary of Barrick Gold) allows for work programs that are based on recommendations of a technical team composed of both Placer Dome and the Company's personnel. The December 16, 2006 deadline for the Company's commitment to fund a US $200,000 drilling program was extended, by Placer Dome, to March 16, 2007. X-Cal exceeded the required minimum in the agreement within the time frame and notified Placer Dome that the expenditures have been made. Placer Dome's interest has now reverted to a 2% net returns royalty.

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder will retain in a 1% Net Smelter Return interest in the claims.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with Mineral Tenure Rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions, as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a number of consultants and others for operating expertise. The Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of calendar year 2007. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding share data as at September 30, 2007

The Company has unlimited share capital of common shares of no par value. Of this, the Company had 125,163,826 shares outstanding as of September 30, 2007 or 134,663,826 shares on a fully diluted basis. As at the date hereof, there was no change in the number of shares outstanding from the period end.

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
March 31, 2007	Opening balance	123,685,255		
June 1, 2007	Private Placement	428,571	$0.35	$150,000
June 1,2007	Equipment Acquisition	1,000,000	$0.35	$350,000(1)
June 29, 2007	Property Acquisition	50,000	$0.27	$13,500(1)
September 30, 2007	**Total**	**125,163,826**		

(1) deemed value, no cash received by the Company.

The Company had no stock options granted, expired or canceled during the 3 month period. There are 9,500,000 stock options currently outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.33 - $0.50 with expiry dates ranging to March 23, 2012.

The Company has no existing warrants outstanding.

If the Company were to issue all 9,500,000 shares issuable upon exercise of all incentive stock options outstanding, it would raise $3,422,750.

Internal Controls over Financial Reporting

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of X-Cal Resources Ltd. are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. They have designed controls for this process and have conducted an evaluation which has identified certain weaknesses in the controls. Due to the limited number of staff at the Company, there is a potential weakness in the system of internal controls due to the Company's inability to achieve total appropriate segregation of duties. In order to reduce this risk, additional contracted professionals are used on a regular basis by the Company. These additional contractors possess technical knowledge in the areas of accounting, legal, and Canadian/US taxation. These additional resources of the Company also increase the likelihood that complex and non-routine accounting transactions will be identified and recorded in accordance with Canadian GAAP. While Management and the Board of Directors out-source technical expertise where necessary to mitigate the risk of material misstatement, the Company does not have total assurance that this risk can be reduced to a remote likelihood of a material misstatement. The Company continuously reviews and evaluates its processes to further strengthen its system of internal controls. The Company believes that an adequate control environment exists at this time.

There were no significant changes in the Company's internal controls or, to the knowledge of management, in other factors that could significantly affect the disclosure controls and procedures subsequent to the date that this evaluation was carried out.

Multilateral Instrument 52-109 Disclosure

Disclosure controls and procedures have been designed to ensure the accuracy and timely filing of periodic financial reports as well as the disclosure of material information in accordance with securities regulations. Responsibilities for preparing, reviewing in advance, and releasing periodic reports, press releases and proxy statements have been assigned to members of the audit committee, Board of Directors, the comptroller, staff and other qualified persons. The Company has set out general disclosure guidelines dealing with the determination of material information and circumstances when assistance from outside legal counsel is required.

Items Subsequent to Period-End

X-Cal is in the process of updating the reclamation cost estimate for the Sleeper Project with the US Bureau of Land Management. This review is mandated every three years. Management feels that the surety bond currently in-place will likely address the revised cost estimate. The revised reclamation cost estimates are to be submitted for review in January 2008.

A private placement notice has been filed with the TSX. Subscriptions are in progress, but the outcome can not yet be determined by management.

There are no further materially reportable events.

Additional Information

Additional information regarding X-Cal is available on SEDAR at www.sedar.com.

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

Form 52-109F2 *Certification of Interim Filings*

I, *Shawn M. Kennedy, President and CEO, X-Cal Resources Ltd.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***X-Cal Resources Ltd***. (the issuer) for the interim period ending ***September 30, 2007.***

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 06, 2007

"Shawn M. Kennedy"
Shawn M. Kennedy
President and CEO

Form 52-109F2 *Certification of Interim Filings*

I, ***John M. Arnold, Chief Financial Officer, X-Cal Resources Ltd.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***X- Cal Resources Ltd.*** (the issuer) for the interim period ending ***September 30, 2007.***

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

"John M. Arnold"
John M. Arnold
Chief Financial Officer

END